UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

MARTEK BIOSCIENCES CORPORATION

(Name of Subject Company)

MARTEK BIOSCIENCES CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

572901106
(CUSIP Number of Class of Securities)

Steve Dubin
Chief Executive Officer
Martek Biosciences Corporation
6480 Dobbin Road
Columbia, Maryland 21045
(410) 740-0081

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Copies to:
Michael J. Silver
William I. Intner
Hogan Lovells US LLP
100 International Drive—Suite 2000
Baltimore, Maryland 21202
(410) 659-2700

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on January 13, 2011 (as previously amended and supplemented by Amendment No. 1 on January 21, 2011, Amendment No. 2 on January 31, 2011 and Amendment No. 3 on February 1, 2011, the “Schedule 14D-9”) with the Securities and Exchange Commission (“SEC”) by Martek Biosciences Corporation, a Delaware corporation (the “Company”).  The Schedule 14D-9 relates to the cash tender offer by Greenback Acquisition Corporation, a Delaware corporation and an indirect wholly-owned subsidiary of Koninklijke DSM N.V., a corporation organized in the Netherlands, disclosed in a Tender Offer Statement on Schedule TO, dated January 13, 2011 (as amended on January 28, 2011 and February 1, 2011, and as amended or supplemented from time to time hereafter and together with the exhibits thereto, the “Schedule TO”), filed with the SEC, to purchase all outstanding shares of common stock of the Company at a purchase price of $31.50 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 13, 2011, as amended or supplemented from time to time and in the related Letter of Transmittal, as amended or supplemented from time to time, copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, thereto.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9, including the recommendation described in Item 4 thereof, remains unchanged.  Capitalized terms used but not otherwise defined in this Amendment No. 4 have the meanings ascribed to such terms in the Schedule 14D-9.

Item 4.    The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting at the end of the seventh paragraph under the heading “(b) Reasons for the Recommendation — Background” the following:

“DSM has also informed the Company that in the two years prior to entering into the merger agreement, Allen & Co. had no relationships with DSM.”

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting in its entirety the fourth sentence of the ninth paragraph under the heading “(b) Reasons for the Recommendation — Background” and replacing it with the following:

“Mr. Dubin declined to discuss a “going private” transaction with Party D at that time because the Board of Directors had not expressed an interest in considering or pursuing a sale of the Company at that time.”

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting in its entirety the last sentence of the tenth paragraph under the heading “(b) Reasons for the Recommendation — Background” and replacing it with the following:

“Following the board of directors meeting, Mr. Dubin informed DSM that the board of directors had engaged Allen & Co. and that the board of directors was considering other inquiries that had been received.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting at the end of the tenth paragraph under the heading “(b) Reasons for the Recommendation — Background” the following:

“The next day, the Company’s management provided Allen & Co. with draft financial projections and assumptions related to potential strategic growth opportunities.  During the course of the process, the Company’s management continued to revise these financial projections, including to reflect the Company’s process for finalizing its 2011 budget, reflect developments in the Company’s business, reflect further analysis by the Company’s management and develop them into two fully separate sets of financial projections, which are referred to as “Case 1” and “Case 2” and described under the caption “Financial Projections” in this Item 4 below.”

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting in its entirety the eleventh paragraph under the heading “(b) Reasons for the Recommendation — Background” and replacing it with the following:

“At an October 12, 2010 special meeting, the board of directors received advice on fiduciary duties from Hogan Lovells US LLP, counsel to the Company (“Hogan Lovells”), and Allen & Co. discussed with the board of directors, among other things, the Company’s financial and market position. The board of directors also formed a Strategic Review Committee (the “Committee”) consisting of four of the independent directors (Messrs. Flanagan, Beery, D’Andrea and MacMaster) to facilitate the Company’s review of strategic alternatives and consideration of the interests that had been expressed, and to report back to the board of directors on its recommendations. The board of directors instructed Allen & Co. to contact the parties that had expressed interest in a transaction with the Company (DSM, Party B, Party C and Party D/Party E) to explore further and better understand their interest in pursuing a possible transaction with the Company but not to engage in a broader solicitation process at that time.  The board of directors determined not to engage in a broader solicitation process at that time largely because it had not determined to pursue a sale of the Company and because it was concerned that engaging in a broader solicitation could potentially be adverse to the Company, including by diverting management’s attention and focus from the business of the Company and by leading to speculation among the Company’s existing and potential commercial partners as to the future of the Company, which could also impact the ability of the Company to achieve its business plans.”

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting in its entirety the last sentence of the seventeenth paragraph under the heading “(b) Reasons for the Recommendation — Background” and replacing it with the following:

“However, no further discussions were held with either party as the board of directors had not authorized a broader solicitation process.”

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting in its entirety the last sentence of the eighteenth paragraph under the heading “(b) Reasons for the Recommendation — Background” and replacing it with the following:

“The Committee also discussed whether it should seek interest from other parties and determined not to do so at that time because, for the reasons described above, the board of directors had determined not to authorize a broader solicitation process.”

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting in its entirety the third sentence of the twenty-first paragraph under the heading “(b) Reasons for the Recommendation — Background” and replacing it with the following:

“Party D/Party E also declined to proceed but did not indicate that it was related to the Company’s business performance or prospects.”

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting in its entirety the fifth sentence of the twenty-first paragraph under the heading “(b) Reasons for the Recommendation — Background” and replacing it with the following:

“The Committee discussed again the potential merits and risks of contacting other parties but again determined not to do so and decided instead to seek, if a transaction were ultimately entered into, sufficient flexibility in any definitive transaction agreement to consider alternative proposals.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting between the first and second sentences of the twenty-fifth paragraph under the heading “(b) Reasons for the Recommendation — Background” the following:

“During the course of those meetings, the Company’s management provided DSM with the “Case 2” financial projections described under the caption “Financial Projections” in this Item 4 below.”

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting in its entirety the third sentence of the thirty-first paragraph under the heading “(b) Reasons for the Recommendation — Background” and replacing it with the following:

“At the conclusion of the meeting, the Committee met in executive session without its advisors and determined to recommend that the board of directors pursue a transaction with DSM because, assuming contract terms with DSM could be agreed upon, DSM’s proposal was considered superior to Party B’s proposal as it offered greater certainty of being completed than Party B’s proposal, in part because of the financing contingency and extended due diligence requirement in Party’s B proposal.”

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting in its entirety the first sentence of the thirty-eighth paragraph under the heading “(b) Reasons for the Recommendation — Background” and replacing it with the following:

“Also on December 15, 2010, Party B submitted a response to the draft merger agreement that it had been provided. Party B’s response reflected contract terms favorable to Martek, including acceptance of a go-shop period, a termination fee of 1.75% during the go-shop period (and 3.5% thereafter), and acceptance of all antitrust risk.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting after the fourth paragraph under the heading “(b) Reasons for the Recommendation — Financial Projections” the following:

“Utilizing the financial projections in Case 1 and Case 2, Allen & Co. calculated standalone unlevered, after-tax free cash flows that the Company’s various products and businesses were forecasted to generate both during the five-year period from fiscal years 2011 through 2015 and during the 10-year period from fiscal years 2011 through 2020 for purposes of Allen & Co.’s discounted cash flow analyses as more fully described under the caption “Opinion of the Company’s Financial Advisor — Sum-of-the-Parts Discounted Cash Flow Analyses” in this Item 4 below. The free cash flows were calculated as unlevered after-tax operating income (calculated as EBITDA less depreciation, amortization and income taxes), plus depreciation and amortization, less capital expenditures, capitalized intellectual property expense and changes in working capital, and depreciation was normalized evenly over the five-year period and 10-year period so as to equal the levels of expected capital expenditures by the respective terminal years of 2015 and 2020.

The standalone unlevered, after-tax free cash flows for the five-year period from fiscal years 2011 through 2015 based on the projections in Case 1 were:

	Fiscal Year Ended October 31,
	2011E	2012E	2013E	2014E	2015E
	($ in millions)
Infant Formula
Free Cash Flow	$67	$43	$48	$73	$58

Non-Infant Formula
Free Cash Flow	$(8)	$(5)	$5	$19	$18

Branded Consumer Health Business // Amerifit
Free Cash Flow	$14	$17	$21	$34	$28

*  Presented on a non-GAAP basis as described below.

The standalone unlevered, after-tax free cash flows for the five-year period from fiscal years 2011 through 2015 based on the projections in Case 2 were:

	Fiscal Year Ended October 31,
	2011E	2012E	2013E	2014E	2015E
	($ in millions)
Infant Formula
Free Cash Flow	$65	$46	$56	$67	$65

Non-Infant Formula
Free Cash Flow	$(7)	$(2)	$9	$24	$33

Branded Consumer Health Business // Amerifit
Free Cash Flow	$15	$20	$27	$35	$34

*  Presented on a non-GAAP basis as described below.

The standalone unlevered, after-tax free cash flows for the 10-year period from fiscal years 2011 through 2020 based on the projections in Case 1 were:

	Fiscal Year Ended October 31,
	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E
	($ in millions)
Infant Formula
Free Cash Flow	$67	$43	$51	$62	$57	$50	$43	$41	$40	$39

Non-Infant Formula
Free Cash Flow	$(8)	$(5)	$6	$14	$17	$20	$22	$22	$27	$34

Branded Consumer Health Business // Amerifit
Free Cash Flow	$14	$17	$23	$28	$26	$29	$27	$26	$26	$27

*  Presented on a non-GAAP basis as described below.

Subsequent to the preparation of Allen & Co.’s discounted cash flow analyses presented to the Company’s board of directors at its December 20, 2010 meeting, it was determined that the standalone unlevered, after-tax free cash flows as set forth above for the 10-year period from fiscal years 2011 through 2020 based on the projections in Case 1 had not incorporated estimates of changes in working capital corresponding to the Case 1 projections.  Applying these estimates of changes in working capital, the standalone unlevered, after-tax free cash flows for the 10-year period from fiscal years 2011 through 2020 based on the projections in Case 1 would be:

	Fiscal Year Ended October 31,
	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E
	($ in millions)
Infant Formula
Free Cash Flow	$67	$43	$49	$74	$60	$52	$46	$45	$43	$41

Non-Infant Formula
Free Cash Flow	$(8)	$(5)	$5	$19	$19	$22	$25	$26	$32	$37

Branded Consumer Health Business // Amerifit
Free Cash Flow	$14	$17	$21	$34	$28	$30	$30	$31	$31	$31

*  Presented on a non-GAAP basis as described below.

The standalone unlevered, after-tax free cash flows for the 10-year period from fiscal years 2011 through 2020 based on the projections in Case 2 were:

	Fiscal Year Ended October 31,
	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E
	($ in millions)
Infant Formula
Free Cash Flow	$65	$47	$57	$68	$66	$57	$51	$49	$48	$46

Non-Infant Formula
Free Cash Flow	$(7)	$(2)	$9	$24	$34	$43	$47	$57	$70	$87

Branded Consumer Health Business // Amerifit
Free Cash Flow	$15	$20	$27	$35	$34	$40	$43	$49	$60	$71

*  Presented on a non-GAAP basis as described below.”

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting in its entirety the second sentence of the third to last paragraph under the heading “(b) Reasons for the Recommendation — Financial Projections” and replacing it with the following:

“The projections also were provided to the Company’s financial advisor and the free cash flows set forth above were based on such projections.”

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting in its entirety the fifth sentence of the third to last paragraph under the heading “(b) Reasons for the Recommendation — Financial Projections” and replacing it with the following:

“The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles (“GAAP”), and specifically the EBITDA measurements (from which free cash flows were in part calculated) exclude certain one-time nonrecurring items such as restructuring charges, transactions costs and asset write-downs, and include estimates of stock-based compensation expense.”

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting in its entirety the second to last paragraph under the heading “(b) Reasons for the Recommendation — Financial Projections” and replacing it with the following:

“The inclusion of the projections and free cash flows in this Schedule should not be regarded as an indication that any of the Company, DSM or their respective affiliates or representatives considered or consider the projections and free cash flows to be a prediction of actual future events, and the projections and free cash flows should not be relied upon as such. None of the Company, DSM or any of their respective affiliates or representatives intends to update or otherwise revise the projections or free cash flows to reflect circumstances existing or arising after the date such projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error.”

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting in its entirety the last paragraph under the heading “(b) Reasons for the Recommendation — Financial Projections” and replacing it with the following:

“The Company’s stockholders are cautioned not to place undue reliance on the projections or free cash flows included in this Schedule.”

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting in its entirety the last sentence of the first paragraph under the heading “(b) Reasons for the Recommendation — Opinion of the Company’s Financial Advisor — Introduction” and replacing it with the following:

“Given that these projects relate to potential emerging markets for the Company’s technology, utilizing both the Case 1 projections and the Case 2 projections and after taking into consideration selected precedent venture capital investments for emerging technology companies, Allen & Co. attributed an implied enterprise value reference range of approximately $40 million to $50 million and $50 million to $100 million, respectively, to such projects in connection with the “sum-of-the-parts” financial analyses of the Company summarized below.

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting in its entirety the first sentence under the heading “(b) Reasons for the Recommendation — Opinion of the Company’s Financial Advisor — Sum-of-the-Parts Selected Companies Analyses” and replacing it with the following:

“Allen & Co. performed a “sum-of-the-parts” selected companies analysis of the Company based on separate selected companies analyses of the Company’s (i) infant formula products, (ii) non-infant formula nutritional products, (iii) Amerifit and branded products and (iv) “other” businesses.”

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting in its entirety the first sentence under the heading “(b) Reasons for the Recommendation — Opinion of the Company’s Financial Advisor — Sum-of-the-Parts Selected Companies Analyses — Selected Companies Analyses — Infant Formula Products, “Other” Businesses and Non-Infant Formula Nutritional Products” and replacing it with the following:

“Allen & Co. reviewed publicly available financial and stock market information of the following five selected companies, which companies were selected generally because they are publicly-traded companies with operations in whole or in part in the food ingredient and nutritional products industries:”

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting in their entirety the last two sentences under the heading “(b) Reasons for the Recommendation — Opinion of the Company’s Financial Advisor — Sum-of-the-Parts Selected Companies Analyses — Selected Companies Analyses — Infant Formula Products, “Other” Businesses and Non-Infant Formula Nutritional Products” and replacing them with the following:

“The overall low and high EBITDA multiples for the selected companies listed above for calendar year 2010 were 3.9x and 10.4x, respectively, and for calendar year 2011 were 3.5x and 9.9x, respectively.  Allen & Co. applied, based on its professional judgment, a selected range of calendar years 2010 and 2011 estimated EBITDA multiples of 4.5x to 5.5x and 4.25x to 5.25x, respectively, derived from the selected companies listed above to corresponding data of the Company’s infant formula products and the Company’s “other” businesses.  Utilizing both the Case 1 projections and the Case 2 projections, this analysis implied (i) with respect to the Company’s infant formula products, enterprise value reference ranges for calendar year 2010 of approximately $618 million to $756 million and $617 million to $754 million, respectively, and enterprise value reference ranges for calendar year 2011 of approximately $536 million to $662 million and $533 million to $659 million, respectively, and (ii) with respect to the Company’s “other” businesses, an enterprise value reference range for calendar year 2010 of approximately $(8) million to $(10) million and enterprise value reference ranges for calendar year 2011 of approximately $(5) million to $(6) million and $(4) million to $(5) million, respectively.  Allen & Co. also reviewed enterprise values as a multiple of calendar years 2010 and 2011 estimated revenue.  The overall low and high revenue multiples for the selected companies listed above for calendar year 2010 were 0.8x and 2.1x, respectively, and for calendar year 2011 were 0.8x and 2.0x, respectively.  Allen & Co. applied, based on its professional judgment, a selected range of calendar years 2010 and 2011 estimated revenue multiples of 0.8x to 1.3x derived from the selected companies listed above to corresponding data of the Company’s non-infant formula nutritional products.  Utilizing both the Case 1 projections and the Case 2 projections, this analysis implied, with respect to the Company’s non-infant formula nutritional products (i) an enterprise value reference range for calendar year 2010 of approximately $43 million to $70 million and (ii) enterprise value reference ranges for calendar year 2011 of approximately $54 million to $88 million and $54 million to $89 million, respectively.”

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting in its entirety the first sentence under the heading “(b) Reasons for the Recommendation — Opinion of the Company’s Financial Advisor — Sum-of-the-Parts Selected Companies Analyses — Selected Companies Analysis — Amerifit and Branded Products” and replacing it with the following:

“Allen & Co. reviewed publicly available financial and stock market information of the following four selected companies, which companies were selected generally because they are publicly-traded companies with branded nutritional products:”

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting in its entirety the third sentence under the heading “(b) Reasons for the Recommendation — Opinion of the Company’s Financial Advisor — Sum-of-the-Parts Selected Companies Analyses — Selected Companies Analysis — Amerifit and Branded Products” and replacing it with the following:

“The overall low and high EBITDA multiples for the selected companies listed above for calendar year 2010 were 7.4x and 9.1x, respectively, and for calendar year 2011 were 7.2x and 8.0x, respectively.  Allen & Co. applied, based on its professional judgment, a selected range of calendar years 2010 and 2011 estimated EBITDA multiples of 8.0x to 9.0x and 7.0x to 8.0x, respectively, derived from the selected companies listed above to corresponding data of the Company’s Amerifit and branded products.  Utilizing both the Case 1 projections and the Case 2 projections, this analysis implied, with respect to the Company’s Amerifit and branded products, enterprise value reference ranges for (i) calendar year 2010 of approximately $119 million to $134 million and $121 million to $136 million, respectively, and (ii) calendar year 2011 of approximately $150 million to $172 million and $163 million to $186 million, respectively.”

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting in its entirety the last paragraph under the heading “(b) Reasons for the Recommendation — Opinion of the Company’s Financial Advisor — Sum-of-the-Parts Selected Companies Analyses” and replacing it with the following:

“Allen & Co. then calculated aggregate implied enterprise value reference ranges for the Company based on the sum of the implied enterprise value reference ranges for the Company’s infant formula products, non-infant formula nutritional products, Amerifit and branded products, “other” businesses and long-term research and development projects set forth above.  From these aggregate implied enterprise value reference ranges, Allen & Co. calculated aggregate implied per share equity reference ranges for the Company.  This “sum-of-the-parts” selected companies analysis of the Company indicated the following implied per share equity reference ranges for the Company utilizing both the Case 1 projections and the Case 2 projections, as compared to the per share consideration:”

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting in its entirety the last sentence under the heading “(b) Reasons for the Recommendation — Opinion of the Company’s Financial Advisor — Sum-of-the-Parts Discounted Cash Flow Analyses” and replacing it with the following:

“Allen & Co. selected the terminal value multiple, perpetuity growth rate and discount rate ranges described above, based on its professional judgment and after taking into consideration certain factors, including (i) with respect to the terminal value multiple ranges, implied EBITDA trading multiples for the relevant selected companies referred to above under the heading “Sum-of-the-Parts Selected Companies Analyses” as well as differences between the Company’s products and businesses and the products and operations of such companies, (ii) with respect to the perpetuity growth rate ranges, long-term growth rates for the Company’s products and businesses per the Company’s management and for the overall economy per publicly available information and (iii) with respect to the discount rate ranges, a weighted average cost of capital calculation. Perpetuity growth rates were utilized in the 10-year discounted cash flow analyses given the longer duration of the period analyzed.  Based on implied enterprise value reference ranges for the Company’s infant formula products, non-infant formula nutritional products, Amerifit and branded products, “other” businesses and long-term research and development projects calculated as described above, these “sum-of-the-parts” five-year and 10-year discounted cash flow analyses of the Company indicated the following implied per share equity reference ranges for the Company utilizing both the Case 1 projections and the Case 2 projections, as compared to the per share consideration:”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding as the new last sentence following the chart under the heading “(b) Reasons for the Recommendation — Opinion of the Company’s Financial Advisor — Sum-of-the-Parts Discounted Cash Flow Analyses” the following:

“Subsequent to the preparation of Allen & Co.’s discounted cash flow analyses presented to the Company’s board of directors at its December 20, 2010 meeting, it was determined that the estimates of changes in working capital provided by the Company’s management to Allen & Co. corresponding to the Case 1 projections were not incorporated in the 10-year discounted cash flow analyses based on the Case 1 projections performed by Allen & Co. in connection with the delivery of its opinion.  Applying these estimates in the 10-year discounted cash flow analyses based on the Case 1 projections would impact certain calculations and would imply a per share equity reference range for the Company of approximately $23.74 per share to $29.36 per share.  Allen & Co. has confirmed that this per share equity reference range would not have altered its opinion, dated December 20, 2010, rendered to the Martek board of directors in connection with the Offer and the Merger.”

Item 4 of the Schedule 14D-9 is hereby amended and restated by deleting in its entirety the subsection under the heading “(b) Reasons for the Recommendation — Opinion of the Company’s Financial Advisor — Other” and replacing it with the following:

“Other.  For informational purposes, Allen & Co. also reviewed:

•      30 selected precedent transactions involving target companies in the food ingredient and nutritional products industries, which transactions were considered to lack sufficient comparability to the Offer and the Merger given, among other things, the varied nature of the Company’s products and business mix and, accordingly, an implied per share equity reference range for the Company was not derived on the basis of such transactions; and

•      premiums paid in 34 selected precedent transactions involving target companies with pre-transaction market capitalizations of $750 million to $1.0 billion announced between January 1, 2007 and December 17, 2010, which reflected, among other things, mean and median one trading-day premiums implied in such transactions of approximately 27.0% to 23.6%, respectively, as compared to the one trading-day premium implied by the per share consideration and the Company’s closing stock price on December 17, 2010 of approximately 36.8%.”

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used.

Item 5 of the Schedule 14D-9 is hereby amended and restated by deleting in its entirety the first sentence of the first paragraph of Item 5 and replacing it with the following:

“In connection with Allen & Co.’s services as the Company’s financial advisor, the Company has agreed to pay Allen & Co. an aggregate fee estimated to be approximately $9.8 million, portions of which were payable in connection with Allen & Co.’s engagement and delivery of Allen & Co.’s opinion and $8.3 million of which is contingent on consummation of the Offer.”

Item 8.    Additional Information.

Item 8 is hereby amended and supplemented by replacing in its entirety the disclosure under the caption “Litigation” with the following:

On January 3, 2011, a putative class action lawsuit was commenced against the Company and our directors in the Circuit Court for Howard County, State of Maryland. The lawsuit is captioned Richard S. Kopp v. Martek

Biosciences Corporation., et al. (Civil Action No.13C11085249) (the “Kopp Action”). In the Kopp Action, plaintiff alleges generally that our directors breached their fiduciary duties in connection with the transaction by, among other things, carrying out a defective sale process that resulted in an unfair price to stockholders and agreeing to certain onerous and preclusive deal protection provisions. The plaintiff in the Kopp Action purports to bring the lawsuit on behalf of the public stockholders of the Company and seeks equitable relief to enjoin consummation of the Offer and the Merger, rescission of the Offer and the Merger and/or rescissory damages, and fees and costs, among other relief.  On January 18, 2011, an amended complaint was filed by the plaintiff in the Kopp Action.  In addition to the allegations previously made in the original complaint, the amended complaint generally alleges that the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 is materially misleading and incomplete, and that the Company’s directors have breached their duty to the Company’s stockholders because the directors stand to receive material financial benefits in the transaction not available to the other Company stockholders.

On January 25, 2011, a second putative class action lawsuit, captioned Mary L. Richards v. Martek Biosciences Corporation, et al. (Civil Action No.13C11085483) (the “Richards Action”), was commenced against the Company, our directors, DSM and Purchaser (“Defendants”) in the Circuit Court for Howard County, State of Maryland.  On January 28, 2011, a third putative class action lawsuit, captioned Charles Cortellini v. Martek Biosciences Corporation, et al. (the “Cortellini Action” and together with the Kopp Action and the Richards Action, the “Maryland Stockholder Actions”), was commenced against the same Defendants as in the Richards Action in the Circuit Court for Howard County, State of Maryland.  The plaintiffs in both the Richards Action and the Cortellini Action allege, among other things, that (i) our directors breached their fiduciary duties in connection with the transaction by, among other things, carrying out a defective sale process that resulted in an unfair price to stockholders and agreeing to certain onerous and preclusive deal protection provisions, (ii) our directors breached their fiduciary duties of disclosure in connection with the transaction because the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 and DSM’s Tender Offer Statement on Schedule TO are each materially misleading and incomplete, and (iii) DSM aided and abetted the alleged breaches of fiduciary duties by our directors.  The plaintiffs in the Richards Action and the Cortellini Action purport to bring the lawsuits on behalf of the public stockholders of the Company and seek equitable relief to enjoin consummation of the Offer and the Merger, rescission of the Offer and the Merger and/or rescissory damages, and fees and costs, among other relief.

Defendants believe that the Maryland Stockholder Actions are entirely without merit and that they have valid defenses to all claims asserted in such actions. Nevertheless, and despite Defendants’ belief that they ultimately would have prevailed in the defense of the claims, to minimize the costs associated with this litigation, on February 4, 2011, Defendants and plaintiffs in the Maryland Stockholder Actions (the “Maryland Plaintiffs”) entered into a memorandum of understanding (“MOU”) contemplating the settlement of all claims in the Maryland Stockholder Actions. Under the MOU, subject to court approval and further definitive documentation, the Maryland Plaintiffs and the putative class agreed to settle and release, against Defendants and their affiliates and agents, any and all claims in the Maryland Stockholder Actions and any and all potential claims related to the Offer and the Merger, the fiduciary obligations of Defendants, the negotiations in connection with the Offer, the Merger and the disclosure obligations of Defendants in connection with the Offer and the Merger, the alleged aiding and abetting of any breach of fiduciary duty and all other allegations in the Maryland Stockholder Actions. Pursuant to the terms of the MOU, the Company agreed to provide additional supplemental disclosures to its Schedule 14D-9 (which disclosures are included above). Defendants also have stipulated to payments of up to $450,000 to the Maryland Plaintiffs’ counsel for attorney fees and expenses.   The settlement is contingent upon, among other things, the Merger becoming effective under the DGCL.

On February 5, 2011, an individual stockholder lawsuit was commenced against the Company and our directors in the United States District Court for the District of Maryland.  The lawsuit is captioned Dodi L. Rubenstein v. Martek Biosciences Corporation, et al. (Case No. 1:11-cv-00321-WDQ) (the “Rubenstein Action”).  In the Rubenstein Action, the plaintiff alleges, among other things, that (i) our directors breached their fiduciary duties in connection with the transaction by, among other things, carrying out a flawed sale process that resulted in an unfair price to stockholders and agreeing to certain preclusive deal protection provisions and (ii) the Company and our directors violated Sections 14(e) and 20(a) of the Securities Exchange Act of 1934 because the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 is materially misleading and incomplete.  The plaintiff in the Rubenstein Action seeks equitable relief to enjoin consummation of the Offer and the Merger, rescission of the Offer and the Merger and/or rescissory damages, and fees and costs, among other relief.  The Company believes that the Rubenstein Action is without merit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Martek Biosciences Corporation

	By:	/s/ Steve Dubin
	Name:	Steve Dubin
	Title:	Chief Executive Officer

Dated: February 7, 2011